March 17, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Denison Mines Corp.
Application for Withdrawal of Registration Statement on Form F-10
(File No. 333-235573)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Denison Mines Corp., a corporation organized under the laws of Ontario, Canada (the “Company”), hereby respectfully requests that its Registration Statement on Form F-10 (File No. 333-235573), together with all exhibits thereto (collectively, the “Registration Statement”) filed with the Securities and Exchange Commission on December 18, 2019, be withdrawn, with such withdrawal to be effective as of March 18, 2020 or as soon as practicable thereafter. The Company is requesting such withdrawal because the Company has determined not to proceed with a shelf registration at this time. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

Please provide counsel to the Company, Shona Smith of Troutman Sanders LLP, a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Our attorney’s email is shona.smith@troutman.com.

If you have any questions regarding the foregoing application for withdrawal, please telephone Shona Smith of Troutman Sanders LLP at 503-290-2335.

Very truly yours,

DENISON MINES CORP.

By:	/s/ Amanda Willett
Name:	Amanda Willett
Title:	Corporate Counsel & Corporate Secretary

cc:	Shona Smith, Troutman Sanders LLP